

Österreichische
Elektrizitätswirtschafts-AG
Am Hof 6a
A-1010 Wien
Telefon:
+43 (0)50313-0
Telefax:
+43 (0)50313-54191
E-Mail:
info@verbund.at
Internet:
www.verbund.at

Securities and Exchange Commission
Division of Corporate Finance
attn.: Special Counsel/Office of Int.Corp.Finance
Room 3094 (3-6)
450 Fifth Street NW
WASHINGTON DC 20459
USA

Ihr Zeichen | Ihr Schreiben | Unser Zeichen | Datum
24.10.2006

Betrifft:
Rule 12g3-2(b) File No. 82-4381

SUPPL

Ladies and Gentlemen,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(be) there under.

This information is being furnished under Paragraph (b) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such information and documents shall constitute an admission for any purpose that Österreichische Elektrizitätswirtschafts-AG is subject to the Exchange Act.

Very truly yours

Encl.: interim report 1-3/2006

Rechtsform: Aktiengesellschaft
Sitz: Wien
Firmenbuchgericht: Handelsgericht Wien
(FN 76023z) DVR 0040771
UID: ATU14703908

3/2006

INTERIM REPORT





REPORT OF THE MANAGING BOARD

DEAR SHAREHOLDER,

Verbund, Austria's leading electricity company, impressively continued its successful business trend in quarters 1-3/2006. Sales, operating result and ratios displayed well above average growth once again confirming that our company is very well positioned in the European electricity market. This profitable growth is also reflected in the positive valuation adjustments for Verbund compared to its European competitors. In view of the result, these increases are justified.

RESULT AND RATIOS SIGNIFICANTLY IMPROVED

Sales revenue increased by 39.0 % to € 2,461.2 million compared to the previous year. The operating result rose by 63.7 % to € 646.0 million and the group result was up 48.9 % at € 410.1 million. The controlling group ratios of the Verbund group were also improved: Net gearing was lowered from 99.9 % to 67.6 %, Economic Value Added was increased by € 155.3 million to € 311.8 million and the EBIT margin rose from 22.3 % to 26.2 %. With these ratios, Verbund is one of the top players in the European utilities sector.

The positive result is attributable, above all, to the success in the electricity business and stable grid business. By expanding international distribution and trading volumes, Verbund once again profited fully from the rising wholesale prices in the European electricity markets. Given that most of Verbund's own production for 2006 was already sold in the previous year, the drop in wholesale prices in quarter 3/2006 as a result of the falling oil prices and lower prices for CO_2 certificates did not have a negative impact.

These successes also boosted the share price. In quarter 3/2006, the Verbund share achieved a performance of 1.5 %. The performance for quarters 1-3/2006 totaled 26.6 %. Hence, the ATX and the benchmark index Dow Jones Stoxx Utilities were once again outperformed. In 2004 and 2005, the Verbund share was already the top performer of all utility stocks worldwide.

MARKET POSITION ENHANCED IN AUSTRIA AND ABROAD

Verbund further strengthened its position in the core markets Italy and France in quarter 3/2006. In September 2006, the Verbund joint venture Sorgenia (formerly Energia) opened an 800 MW gas power plant in Termoli in Southern Italy. After a construction period of approx. two years, this power plant will generate round 4,700 GWh of electricity for Italy's high-price electricity market. The construction of a second 800 MW gas power plant in Modugno has already commenced. Two further gas power plants with the same output are currently awaiting approval. Together with the power plant capacities of Tirreno Power and the expansion of renewable energies, it is expected that production at Sorgenia will be at a similar level as Verbund by 2010.

Verbund also further intensified its business activities in France. Following the purchase of an 18.4 % stake in Poweo S.A., the largest independent electricity supplier in France, in quarter 1/2006, Verbund acquired a 40 % share of the subsidiary Poweo Production SAS in quarter 3/2006. The plans for the construction of the first 400 MW gas power plant in Pont sur Sambre are already well advanced. Construction is due to commence at the beginning of 2007. Two further locations for additional gas power plants have already been secured. On

2nd September 2006, Poweo S.A. emerged successful in a bidding process for an LNG terminal in Le Havre in the face of strong international competition. The LNG terminal, which has a capacity equivalent to total consumption in Austria, will secure the long-term supply of the gas power plants in France. Moreover, the implementation of the LNG terminal will secure the construction of further gas power plants in Europe.

Verbund also enhanced vertical integration in Austria through the further expansion of the end-customer business and aims to sell approx. 20 % of own generation to end customers by 2010.

POWER PLANT CONSTRUCTION CONTINUED

Verbund pressed ahead with power plant construction in Austria. The corner stone for the run-of-river plant Werfen/Pfarrwerfen was laid in quarter 3/2006. From 2009, the new power plant, which will cost € 63.5 million to complete, will generate 76.5 million kilowatt hours (kWh) of electricity per year. Construction work for the 480 MW storage power plant Limberg II got under way. The official turning of the first sod for the pumped storage power plant, with a total investment volume of € 365 million, took place on 04 July 2006. This project, which will be completed in 2012, will more than double the output of the Kaprun power plant group and further enhance security of supply. Ten percent of the grid capacity needed in Austria at peak consumption times will be generated in Kaprun.

In addition to expanding its commitment abroad, Verbund also aims to stay on the growth path in Austria and is interested in acquiring the EdF shares in Energie Steiermark AG and further shares in Austrian provincial companies. Against the backdrop of the mega-fusions between the electricity giants in Europe, the consolidation of the highly fragmented electricity sector in Austria would appear to be necessary.

On the basis of the positive earnings trend in fiscal 2006 we are upgrading our forecast for the full year. We now aim to increase the operating result and the group result by 40 % compared to the previous year. With a constant payout ratio, dividend distribution will correlate with the development of the group result.

Dipl.-Ing. Hans Haider Chairman of the Managing Board	Dr. Michael Pistauer Deputy Chairman of the Managing Board	Dr. Johann Sereinig Member of the Managing Board

ACCOUNTING POLICIES, CHANGES IN COMPANIES CONSOLIDATED

This interim report was drawn up in compliance with the International Financial Reporting Standards (IFRS).

Due to new legal requirements, the result-neutral processing and administration of the subsidies for eco-electricity will, with effect from 1 October 2006, no longer be carried out by VERBUND-Austrian Power Grid AG but rather by the new processing and administration centre called OeMAG "Abwicklungsstelle für Ökostrom AG" which was founded for this purpose. From this date onwards, eco-electricity business will no longer be included in the group results.

Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

MANAGEMENT REPORT AND NOTES QUARTERS 1-3/2006

Earnings position

POSITIVE SALES TREND ABROAD BOOSTS SALES REVENUE

Significantly higher spot and forward market prices (based on average values) as well as increased sales volumes in the electricity business and improved grid and eco-electricity sales led to a 39.0 % increase in group revenue to € 2,461.2 million.

Specifically, electricity revenue rose (excl. revenue from eco-electricity) by 47.3 % to € 1,865.4 million. Growth was also recorded in sales to traders (+ € 494.8 million), to end customers (+ € 64.4 million) and resellers (+ € 39.5 million). Foreign markets accounted for 67.3 % of the electricity revenue (previous year: 56.0 %). Germany, France, Slovenia and Italy were the most important foreign markets from a sales perspective. The increase in quantities sold, compared to the corresponding period of the previous year, came to 3,019 GWh or 7.9 %.

Grid revenue increased by 7.5 % to € 196.1 million. This was due to the growth in sales resulting from the auctioning off of grid capacities (+ € 10.0 million) and higher transport volumes (+ € 9.4 million). However, the lower grid revenue recognized for finally invoicing the preceding period had a negative impact.

Sales in the eco-electricity area rose by 14.9 % to € 339.9 million parallel to a 15.4 % drop in volumes sold to 3,277 GWh. This is attributable to the growth in income from subsidies which more than compensated for the decline in income from sales. This development resulted from the higher generation mix prices as generation, above all, from small hydropower plants, was substituted with expensive output from biomass and wind power.

Revenue from trading in emission rights in the amount of € 34.7 million was recognized under other sales revenue. Trading commenced in quarter 4/2005. This sales revenue is offset by the purchase of emission rights in the amount of € 34.2 million.

INCREASING ELECTRICITY, GRID AND ECO-ELECTRICITY PURCHASES

The 59.8 % increase in electricity purchases to € 932.1 million (not including eco-electricity purchases) was primarily due to the significant rise in purchase prices on the spot and forward markets (based on average values) as well as the increase in the volume of electricity purchased externally (+ 19.2 %). The lower water supply (hydro coefficient: 0.98, previous year 1.00) resulted in a slight drop in own generation in the period under review (- 0.7 % or 166 GWh) in spite of the increased utilization of the storage power plants and the rise in thermal generation. Verbund's strong focus on end-customer business resulted in an € 18.9 million increase in grid purchases to € 28.1 million. Although there was a drop in volumes purchased, eco-electricity purchases rose on account of the higher generation mix prices by 16.7 % to € 333.0 million.

CLOSURE OF VOITSBERG POWER PLANT LOWERS FUEL EXPENSES

Fuel expenses dropped by 6.3 % to € 80.3 million. This was mainly due to the reduction in expenses for brown coal (€ 11.0 million) following the mothballing of Voitsberg power plant and lower costs for emission rights (€ 5.7 million). On the other hand, the increase in the prices for heating oil and gas parallel to higher consumption had a burdening effect (€ 9.1 million).

The 4.3 % rise in expenditure for wages, salaries and related expenses to € 153.5 million was due, above all, to the substantial collective wage increase. On completion of the reorganization measures within the group the number of employees totaled 2,433 and therefore remained practically unchanged compared to the previous year (2,434 employees).

EXCLUSION OF NEGATIVE ONE-OFF MEASURES IN PREVIOUS YEAR

Expenses for pensions were, however, reduced by 42.2 % to € 51.7 million. This is mainly attributable to the exclusion of provisions recognized in the previous year for a lowering of the interest rates and a higher life expectancy. On the other hand, a provision for a premium increase for supplementary health insurance in the amount of € 16.8 million was necessary in the period under review.

HIGHER OPERATING EXPENSES

The € 18.3 million rise in other operating expenses to € 116.0 million is mainly attributable to the increased expenses for preliminary work on various projects and legal and consulting fees in connection with acquisition projects.

CONTINUED DEBT-CLEARING PROGRAM IMPROVES FINANCING RESULT

The financing result was boosted, above all, by the bond repayments carried out in the previous year and the resulting drop in interest expenses. The exchange gains from foreign currencies in the amount of € 5.7 million (previous year: loss of € 5.4 million) also had a positive effect.

ONE-OFF EFFECT BURDENS RESULT FROM PARTICIPATING INTERESTS

The result from participating interests accounted for using the equity method fell by € 18.7 million to € 24.7 million. This was mainly due to an adjustment of the interest in KELAG which was accounted for using the equity method. Due to fact that KELAG for the first time presented financial statements that were prepared pursuant to IFRS and audited, Verbund had to recognize in profit and loss € 10.2 million in expenses under IAS 8 in order to adjust its interest in KELAG, the IFRS conversion of which had so far been computed on

the basis of a best estimate. Moreover, the results from STEWEAG-STEG GmbH and KELAG declined.

INCOME TAX EXPENSES

The effective tax rate of 22.6 % (as compared to a corporate tax rate of 25 %) was largely due to the non-tax-effective investment income from the associated companies accounted for using the equity method.

Net worth

NON-CURRENT AND CURRENT ASSETS

The decline in plant, property and equipment resulted, above all, from scheduled depreciation in the amount of € 126.2 million which exceeded emissions in the amount of € 112.2 million. The increase in participating interests accounted for using the equity method was mainly due to additions totaling € 169.6 million following the acquisition of interests in Energie Klagenfurt GmbH and the Poweo S.A. Group. Specifically, Verbund purchased a 49 % stake in Energie Klagenfurt GmbH, an 18.4 % stake in Poweo S.A. and a 40 % stake in Poweo Production SAS. The decline in long-term investments including other loans from cross border leasing was mainly due to the disposal of securities (€ 485.6 million) in connection with restructuring and a value increase in accrued interest (+ € 24.6 million).

Current assets increased, above all, due to the build-up of cash and cash equivalents. This was offset by a valuation-related decline in the market value of energy derivatives and the disposal of emission rights for 2005 which were submitted to the registration office.

GROUP EQUITY – STOCK SPLIT

At the 59th Ordinary General Meeting of Österreichische Elektrizitätswirtschafts-AG, a decision was taken to increase the share capital using the company's own resources by € 84,222,325 from € 223,977,675 to € 308,200,000 through the conversion of unappropriated reserves without an issue of new shares. The reason for the capital adjustment was a stock split in the ratio of 1:10 which was carried out on 23 May 2006.

CLEAR REDUCTION IN LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

These were lowered by € 543.0 million to € 1,851.3 million. The significant reduction resulted from the repayment of financial obligations from cross border leasing transactions (€ 464.8 million) and the repayment of bonds and loans (€ 134.1 million). This was partly offset by the increase in short-term borrowings (€ 52.9 million) and the write-up of cross border leasing transactions (€ 44.9 million).

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The substantial decline in other long and short-term liabilities by € 64.0 million to € 429.0 million was due to the market valuation of the electricity derivatives and the decrease in liabilities to ECRA (Emission Certificate Registry Austria GmbH). The slight increase mainly referred to emission rights that were allocated free of charge.

DERIVATIVE FINANCIAL INSTRUMENTS IN ELECTRICITY AND FINANCIAL ACTIVITIES

ELECTRICITY ACTIVITIES TRADING

	Positive fair values	Negative fair values	Net fair values	Reference values purchases	Reference values sales
Futures	1.6	-2.5	-0.9	86.7	20.6
Forwards	352.9	-344.7	8.2	2,291.3	2,372.6
Swaps	0.2	-0.6	-0.4	4.4	2.6
Total before netting	**354.6**	**-347.8**	**6.8**	**2,382.5**	**2,395.7**
Including netting agreements	-297.9	297.9	0.0	-1,961.3	-1,961.2
Total after netting	**56.7**	**-49.9**	**6.8**	**421.2**	**434.5**

ELECTRICITY ACTIVITIES HEDGE

	Positive fair values	Negative fair values	Net fair values	Reference values purchases	Reference values sales
Futures	49.0	-6.1	43.0	1,065.8	70.6
Forwards	6.1	-49.0	-43.0	70.6	1,065.8
Total before netting	**55.1**	**-55.1**	**0.0**	**1,136.4**	**1,136.4**
Including netting agreements	-6.1	6.1	0.0	-70.6	-70.6
Total after netting	**49.0**	**-49.0**	**0.0**	**1,065.8**	**1,065.8**

FINANCIAL ACTIVITIES

	Positive fair values	Negative fair values	Reference values
Derivates			
Cross-currency swaps		-3.8	CHF 320.0 million
Hedge			
Currency forward transaction cross border leasing		-19.5	USD 59.8 million
Interest rate swap cross border leasing	38.3		USD 227.5 million

Financial position

OPERATING CASH FLOW DISPLAYS SIGNIFICANT IMPROVEMENT

The operating cash flow amounted to € 676.5 and was therefore significantly higher than the value reported in the previous year. This improvement was essentially due to the good business development resulting from the increased electricity prices as well as the drop in income tax and net interest payments.

ACQUISITION OF INTERESTS INCREASE CASH OUTFLOW IN THE INVESTMENT AREA

The cash outflow in the investment area is largely attributable to the acquisition of interests in Energie Klagenfurt GmbH and the Poweo S.A. Group in the total amount of € 169.6 million. Specifically, Verbund purchased a 49 % stake in Energie Klagenfurt GmbH, an 18.4 % stake in Poweo S.A. and a 40 % stake in Poweo Production SAS. Moreover, investments in plant, property and equipment came to € 112.2 million and investments in securities amounted to € 31.8 million. These were offset by inflows from long-term investments in the amount of € 46.7 million.

CASH FLOW FROM FINANCING ACTIVITIES

The repayment of bonds, loans and long-term credits in the amount of € 134.1 million was offset by short-term borrowings on the money market in the amount of € 30.3 million and new loans totaling € 52.9 million. Dividends in the amount of € 174.2 million were distributed.

Ratios

NET GEARING SHOWS FURTHER IMPROVEMENT

Net gearing dropped from 91.3 % as on 31 December 2005 to 67.6 % as on 30 September 2006 due to an increase in shareholders' equity after dividend distribution and a further reduction of the interest-bearing net debt.

EBIT MARGIN

The increase in wholesale prices parallel to stable generation costs paved the way for an increase in the EBIT margin from 22.3 % in quarters 1-3/2005 to 26.2 %.

MANAGEMENT REPORT AND NOTES QUARTER 3/2006

Earnings position

SIGNIFICANT INCREASE IN SALES REVENUE

Sales revenue in quarter 3/2006 increased, compared to the same period of the previous year, by 30.8 % to € 798.2 million. This positive development resulted, in particular, from the increase in revenue from electricity and eco-electricity (36.0 % and 25.1 %). The reasons for this development are essentially identical to those detailed in the year-to-date analysis. In the electricity revenue area, the spot market prices, which dropped from May in quarter 2/2006, recovered from July onwards.

The 46.6 % increase in electricity purchases to € 268.8 million mainly resulted from the greater volumes purchased and the rise in spot and forward market prices. Eco-electricity purchases rose by 27.6 % to € 115.8 million. Grid purchases increased to € 11.6 million

due to the intensification of the end-customer business and the expenses in connection with the purchase of cross border capacities at auction.

LOWER PENSION EXPENSES REDUCE PAYROLL COSTS

The collective wage increase and the lower seasonal reduction of provisions for unclaimed holidays had an adverse effect.

The significant reduction in pension expenses compared to the previous year did, however, pave the way for a 56.7 % drop in payroll expenses to € 11.1 million.

HIGHER OPERATING EXPENSES

The increase in operating expenses mainly resulted from the expenses for maintenance projects and the increase in legal and consulting fees in connection with international acquisition projects.

FINANCIAL RESULT LOWERED THROUGH DEBT CLEARANCE

The financial result was boosted by the drop in interest expenses as a result of debt clearance. However, lower exchange gains from foreign currencies in the amount of € 2.0 million (previous year: € 3.7 million) had a negative impact.

Net worth

NON-CURRENT AND CURRENT ASSETS

The growth in non-current assets was mainly due to the addition following the acquisition of a stake in Poweo S.A. Group which was accounted for using the equity method as well as additions to plant, property and equipment which exceeded scheduled depreciation. The decrease in other long-term investments was largely due to the measurements of the long-term investments connected with the cross border leasing transactions.

The rise in current assets was essentially due to the build-up of cash and cash equivalents. This was offset by the decline in inflows from long-term investments.

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

Financial obligations fell by € 148.6 million to € 1,851.3 million. This reduction mainly resulted from the repayment of short-term borrowings on the money market in the amount of € 155.2 million. The measurement-related increase from cross border leasing transactions amounted to € 20.3 million.

OTHER LONG AND SHORT-TERM LIABILITIES WITHOUT FINANCIAL OBLIGATIONS

The other long and short-term liabilities without financial obligations dropped slightly by € 1.7 million to € 429.0 million. This reduction mainly referred to the short-term trade payables (€ 1.6 million).

CONSOLIDATED FINANCIAL STATEMENTS PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

[1] **Previous year's figures were adjusted**

[2] **Diluted = non-diluted**

[3] **Includes stock split on 23 May 2006 in ratio 1:10**

CONSOLIDATED INCOME STATEMENT — **Million €**

	Q1-3/2006	Q1-3/2005	Q3/2006	Q3/2005
Sales revenue	**2,461.2**	**1,770.8**	**798.1**	**610.0**
Electricity sales[1]	1,865.4	1,266.7	612.2	450.3
Grid sales	196.1	182.4	63.1	59.3
Eco-electricity sales	339.9	295.9	117.3	93.8
Others	59.8	25.8	5.5	6.6
Other operating income	43.2	52.8	13.1	6.5
Electricity, grid, eco-electricity and emission right purchases (trade)[1]	-1,327.3	-877.7	-416.0	-290.3
Fuel expenses and other purchased services	-80.3	-85.7	-33.9	-33.9
Payroll and related expenses	-205.2	-236.5	-58.3	-70.4
Depreciation and amortization	-129.6	-131.3	-42.5	-44.3
Other operating expenses	-116.0	-97.7	-41.0	-31.6
Operating result	**646.0**	**394.7**	**219.5**	**146.1**
Financing result	-40.5	-61.5	-13.0	-17.6
Result from participating interests accounted for using the equity method	24.7	43.4	0.0	0.0
Result from other participating interests	5.3	10.4	0.0	1.9
Result from long-term investments	1.6	1.1	0.8	0.6
Financial result	**-8.9**	**-6.6**	**-12.2**	**-15.1**
Result before taxes on income	**637.1**	**388.1**	**207.3**	**131.0**
Taxes on income	-144.1	-85.7	-52.0	-33.6
Profit for the period	**493.0**	**302.4**	**155.3**	**97.4**
attributable to shareholders of parent company (group result)	410.1	275.5	134.7	89.5
attributable to minority interests	82.9	26.9	20.6	7.9
Earnings per share €[2,3]	**1.33**	**0.89**	**0.44**	**0.29**

CONSOLIDATED BALANCE SHEET

Million €

	30.09.2006	31.12.2005
Non-current assets	**5,702.3**	**6,008.0**
Intangible assets	8.0	8.6
Plant, property and equipment	4,029.4	4,044.5
Participating interests accounted for using the equity method	783.5	599.9
Other participating interests	35.5	35.4
Long-term investments – cross border leasing	572.6	1,037.4
Other long-term investments and other receivables	273.3	282.2
Current assets	**708.8**	**588.7**
Inventories	24.6	26.8
Receivables and other assets	467.1	532.2
Cash and cash equivalents	217.1	29.7
Assets	**6,411.1**	**6,596.7**

	30.09.2006	31.12.2005
Shareholders' equity	**2,289.9**	**1,965.5**
Long-term liabilities	**2,986.8**	**3,584.9**
Financial obligations	810.0	944.7
Financial obligations – cross border leasing	658.1	1,149.5
Provisions	644.6	637.7
Provisions for deferred taxes	139.8	137.3
Contributions to building costs	426.7	431.2
Deferred income – cross border leasing	258.2	262.6
Other liabilities	49.4	21.9
Short-term liabilities	**1,134.4**	**1,046.3**
Financial obligations	383.2	300.1
Provisions	269.4	274.8
Provisions for current taxes	102.2	0.3
Other liabilities	379.6	471.1
Liabilities	**6,411.1**	**6,596.7**

CONSOLIDATED CASH FLOW STATEMENT — Million €

	Q1-3/2006	Q1-3/2005
Cash flow from operating activities	676.5	547.3
Cash flow from investment activities	-271.0	-34.7
Cash flow from financing activities	-218.1	-385.5
Changes in cash and cash equivalents	**187.4**	**127.1**
Cash and cash equivalents as of 01.01.	29.7	12.3
Cash and cash equivalents as of 30.09.	**217.1**	**139.3**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — Million €

	Share capital	Capital reserves	Retained earnings	Other reserves	Minority interests	Total Shareholders' equity
As of 01.01.2005	**224.0**	**10.9**	**1,228.8**	**-4.3**	**189.4**	**1,648.8**
Reserves from available-for-sale assets				5.0	0.7	5.7
Reserves from equity measurement				0.7		0.7
Cash flow hedging				4.3		4.3
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**10.0**	**0.7**	**10.7**
Profit for the period			275.5		26.9	302.4
Total of recognized profits and losses	**0.0**	**0.0**	**275.5**	**10.0**	**27.6**	**313.1**
Dividends			-92.6		-0.3	-92.9
As of 30.09.2005	**224.0**	**10.9**	**1,411.7**	**5.7**	**216.7**	**1,869.0**
As of 01.01.2006	**224.0**	**10.9**	**1,485.5**	**2.8**	**242.3**	**1,965.5**
Profits/losses from						
available-for-sale assets				0.3	0.0	0.3
equity holdings				5.3	0.0	5.3
Profits and losses not recognized in the income statement	**0.0**	**0.0**	**0.0**	**5.6**	**0.0**	**5.6**
Profit for the period			410.1		82.9	493.0
Total of recognized profits and losses	**0.0**	**0.0**	**410.1**	**5.6**	**82.9**	**498.6**
Dividends			-154.1		-20.1	-174.2
Capital increase from company funds	84.2		-84.2		0.0	0.0
As of 30.09.2006	**308.2**	**10.9**	**1,657.3**	**8.4**	**305.1**	**2,289.9**

RATIOS

	Unit	Q1-3/2006	Q1-3/2005
Average number of shares in circulation[1]		308,200,000	308,200,000
Net gearing[2]	%	67.6	99.9
Net interest-bearing debt	€ million	1,547.0	1,868.0
Investment in plant, property and equipment	€ million	112.2	64.3
EBITDA margin	%	31.5	29.7
EBITDA margin excluding eco-electricity	%	36.6	34.9
EBIT margin	%	26.2	22.3
EBIT margin excluding eco-electricity	%	30.4	26.0
Average no. of employees		2,431	2,434
Electricity sales	GWh	44,475	42,053
Hydro coefficient		0.98	1.00

[1] Diluted = non-diluted

[2] Based on net interest-bearing debt

SEGMENTAL REPORTING (BUSINESS SEGMENTS) Million €

	Electricity	Eco-electricity	Grid	Others/holding	Elimination	Total group
External sales	1,916.7	340.0	199.0	5.5	0.0	2,461.2
Internal sales	90.2	0.2	27.6	36.7	-154.7	0.0
Total sales	**2,006.9**	**340.2**	**226.6**	**42.2**	**-154.7**	**2,461.2**
Depreciation and amortization	-91.9	0.0	-33.7	-5.8	1.8	-129.6
Expenses/income (excl. depreciation and amortization)	-1,306.8	-340.1	-141.2	-50.5	152.9	-1,685.7
Operating result (EBIT)	**608.2**	**0.1**	**51.7**	**-14.1**	**0.0**	**645.9**
Result from companies accounted for using the equity method	0.0	0.0	0.0	24.7	0.0	24.7
Carrying amount of companies accounted for using the equity method	0.0	0.0	0.0	783.5	0.0	783.5
Non-interest bearing segment assets	3,660.9	47.6	813.8	1,167.6	-9.6	5,680.3
Segment liabilities excl. financial obligations	-1,612.7	-80.8	-182.1	-136.9	9.6	-2,002.9
Operating cash flow	536.1	7.6	84.9	47.9	0.0	676.5
Investment in intangible assets and plant, property and equipment	72,237.0	0.0	36,085.0	5,159.0	0.0	113,481.0

ELECTRICITY

ELECTRICITY GENERATION UP 5.8 %

In quarters 1-3/2006, Verbund's own generation was 0.7 % lower that in the previous year at 22,387 GWh. Hydraulic generation fell by 2.8 %. The low generation at the run-of-river power plants in quarters 1/2006 and 3/2006 could not be compensated in spite of the good water supply in quarter 2/2006. The utilization of the annual storage power plants was market price-related and had to be stepped up in quarter 3/2006 on account of the technical restrictions that will be enforced at the end of this year. The 14.5 % increase in thermal generation was mainly due to the increased utilization in quarter 1/2006.

The adverse development in the eco-electricity area is attributable to the large number of small hydropower plants that opted out of the existing subsidy system on account of the market prices.

Due to the revision of the Eco-Electricity Act, the result-neutral processing and administration of subsidies for eco-electricity will not be performed through VERBUND-Austrian Power Grid AG (APG) as of 1 October 2006. From this date onwards, eco-electricity business will no longer be included in the group results.

Extensive trading activities in the foreign markets led to a 19.2 % increase in electricity purchases to 18.923 GWh and therefore accounted for 42.5 % of total generation. Trading in standardized forward contracts displayed a stable trend.

FURTHER EXPANSION OF HYDROPOWER IN AUSTRIA

Verbund and Salzburg AG will cooperate in the construction of the new Salzach power plant Werfen/Pfarrwerfen. This decision was taken by the supervisory boards of the Verbund hydropower subsidiary VERBUND-Austrian Hydro Power AG (AHP) and Salzburg AG in August. From 2009, the new power plant, which will cost € 63.5 million to complete, will generate 76.5 GWh of electricity per year. The water and electricity permits were issued by the province of Salzburg on 21 September 2006 and construction is due to commence at the beginning of October.

CONSOLIDATION OF WHOLESALE PRICES AT HIGH LEVEL

In spite of the different price trends on the spot and forward markets, positive market price effects were realized through price indexed contracts thus paving the way for significant revenue increases. The Front Year Base electricity prices for 2006 were up almost 23 % compared to 2005. The spot market prices recovered after the drop in quarter 2/2006 and now lie 28% (base) and 38% (peak) over the values recorded in the previous year. Hence, the prices consolidated at a relatively high level after the uncertainty resulting from the slide in the prices for emission rights following the publication of the first quantity balance for 2005. The high prices for primary energy sources confirm that the forward prices will remain at a high level over the medium and long term.

The group's electricity sales totaled € 2,205.3 million in quarters 1-3/2006 (including revenue from eco-electricity) and therefore lay well above the previous year's value (€ 1,562.6 million).

SUCCESSFUL DEVELOPMENT OF ELECTRICITY DISTRIBUTION ACTIVITIES IN EUROPE

Electricity sales were increased by a total of 7.9 % in quarters 1-3/2006 (excl. eco-electricity). This improvement is largely due to the increase in international activities following the expansion of the distribution business in the German and Italian electricity markets. The quantities sold on foreign markets, excluding eco-energy, amounted to 60 %.

EXPANSION OF SALES TO END CUSTOMERS TO ENHANCE VERTICAL INTEGRATION

The recommencement of end customer business in Austria and the conclusion of agreements with international customers paved the way for an improvement of 15.4 % in the end-customer area.

The direct sales activities of Verbund have developed very positively. The number of new private and commercial customers currently lies at just under 50,000. Moreover, new agreements for a volume in excess of 2,500 GWh were drawn up with industrial customers in Austria in the period under review. Significant increases have also been achieved in the foreign end-customer markets, above all in France and Germany.

Business with Austrian provincial companies is still at a low level. Sales to resellers have dropped to - 9.5 %.

The international reseller segment is also developing more and more in the direction of the trading markets. The decline in business with foreign resellers was more than compensated by business with traders (+ 29.7%).

GENERATION GWh

	Q1-3/2005	Q1-3/2006	Change
Hydropower	19,902	19,351	-2.8 %
Thermal power	2,651	3,036	14.5 %
Own generation	**22,553**	**22,387**	**-0.7 %**
Eco-electricity	3,631	3,165	-12.8 %
External procurement	15,869	18,923	19.2 %
Group generation	**42,053**	**44,475**	**5.8 %**
Forward contracts	33,722	36,027	6.8 %

SALES GWh

	Q1-3/2005	Q1-3/2006	Change
Traders	15,053	19,525	29.7 %
Resellers	18,926	17,125	-9.5 %
End customers	2,592	2,991	15.4 %
Eco-electricity	3,874	3,277	-15.4 %
Own consumption	1,608	1,557	-3.2 %
Group consumption	**42,053**	**44,475**	**5.8 %**
Forward contracts	33,722	36,027	6.8 %

DEVELOPMENT OF TARIFF ELEMENTS RELEVANT TO CLEARING

	Q1-3/2005	Q1-3/2006	Change
Amount of energy relevant to clearing	10.971 GWh	13.333 GWh	+21.5 %
Grid revenue	€ 182.4 million	€ 196.1 million	+7.5 %
Revenue from eco-electricity	€ 295.9 million	€ 339.9 million	+14.9%

TARIFF ELEMENTS RELEVANT TO CLEARING

The amount of energy transmitted over Verbund's 220/380 kV grid and relevant to clearing rose by 21.5 % to 13,333 GWh compared to the previous year. This is attributable to increased consumption in Austria due to the long cold periods and the resulting drop in hydropower production. The increase in clearing quantities in grid level 1 and the auctioning off of cross border capacities in the neighboring countries led to a 7.5 % growth in grid revenue to € 196.1 million. Revenue from eco-electricity also increased – the processing and administration of subsidies for eco-electricity did not affect Verbund profits.

ALLOCATION OF CROSS BORDER CAPACITIES

In accordance with the EU Directive 1228/2003, the congested borders to the control areas in Slovenia, the Czech Republic, Hungary, Italy and – since quarter 1/2006 – Switzerland are controlled by way of explicit auctions. Here, the capacities of the cross border lines of the market participants are allocated through year, month and day auctions in accordance with market criteria.

INTER-TSO COMPENSATION (ITC)

ETSO decided to introduce a new ITC compensation mechanism with effect from 2007 and commenced the necessary preliminary work for its establishment. Due to the central location of the grid and hence, the high utilization of the transmission grid, Austria will continue to be one of the net recipients. Whether or not the new model will be welcomed by all regulators still remains to be seen.

DEVELOPMENT OF TARIFF SYSTEM FOR HIGH-VOLTAGE GRID

The costs associated with the grid area of Verbund are currently being examined by the regulator. Due to the supra-regional significance and volatility of major cost items, the incentive regulation model that was employed for the Austrian distribution grids will still not be applied for the grid area of Verbund. The tariff strategy aims to generate an appropriate return on the capital employed and provide a sound financial basis for future investments.

CURRENT CONSTRUCTION STATUS OF STYRIA AND SALZBURG LINES

The 380 kV Styria line project is currently being assessed (since May 2005) by the environment tribunal, the authority in the second instance. In spite of the decision period of 6 months stipulated under administrative law, a decision is now not expected until quarter 1/2007. Work is scheduled to commence in summer 2007 and commissioning is planned for mid-2009.

The negotiations on the 380 kV Salzburg line in Salzburg and Upper Austria were held in September 2006. Decisions are expected by the end of 2006. It is expected that the cabling requirements in the municipalities of Seekirchen, Obertrum, Seeham, Berndorf (Salzburg) and Burgkirchen (Upper Austria) will lead to proceedings in the second instance. Construction is due to commence at the beginning of 2008.

THE VERBUND SHARE

STOCK MARKET SITUATION

POSITIVE PRICE DEVELOPMENT ON THE INTERNATIONAL STOCK MARKETS

The stock markets continued their strong performance in quarter 1/2006. This development was triggered by news of positive company results but also by subsiding inflation fears. The European stock markets recently outperformed the US market in terms of price development. In quarter 2/2006, strong price gains were recorded up until the end of April but these were followed by significant price adjustments on all stock markets as a result of the growing concern relating to interest rate increases from the central bank and profit-taking by the investors from mid-May onwards. These losses were, however, partly compensated by the strong price increases in the second half of June. Declining crude oil prices resulting from the OPEC decision to maintain the increased subsidy ratios, the slight de-escalation of the conflict over Iran's nuclear program and hopes that the interest rate increases in the USA were coming to an end contributed to the positive, if unexpected, development of the international stock markets in quarter 3/2006. The losses recorded between the beginning of May and mid-June were at least partly compensated, and even overcompensated on many stock markets.

VIENNA STOCK EXCHANGE GAINING IN STRENGTH SINCE THE BEGINNING OF THE YEAR

After a phase of strong price growth, the key index of the Vienna Stock Exchange, the Austrian Traded Index (ATX), crossed the 4,000 point mark for the first time and recorded a new high of 4,158.59 points on 21 February 2006. It then fell below the 4,000-point mark for a short period but, due to positive corporate news, improved and closed the quarter at 4,139.83 points just short of the all-time high. After a phase of positive development, which peaked on 08 May 2006 with a new all-time high of 4,344.35 points, there was another significant correction on the Vienna Stock Exchange and the index occasionally fell by more than 1,000 points. This drop is essentially attributable to global inflation and interest rate fears, profit-taking and a temporarily muted feeling arising from the failed merger. By the end of June, some of the lost ground had been recovered and on 30 June 2006 the ATX lay at 3,745.72 points. This recovery was mainly due to the good company results and favorable economic forecasts for Austria and the extended domestic market of the companies in Central, Eastern and South-Eastern Europe. The ATX was particularly strong, above all in September. On 29 September, the Vienna Stock Exchange Index ATX closed at 3,868.27 points. This corresponds to an increase of 5.5 % on the closing price in the previous year. On 2 October 2006, the ATX was, however, adversely affected by a selling frenzy as a result of the National Parliamentary Election, the outcome of which raised questions relating to the further privatization course of the Vienna Stock Exchange.

SHARE INDICES CONTINUE POSITIVE TREND

In quarters 1-3/2006, the Dow Jones Industrial Average (DJIA) Index came close to the all-time high recorded in 2000 with a strong performance towards the end of quarter 3/2006 and an overall plus of 9.0 %. The more broad-based Standard & Poor's (S&P) 500 Index increased by 7.0 % and the technology exchange NASDAQ improved slightly by 2.4 %. In Europe, the DJ Euro STOXX 50 increased by 9.0 % and the Deutsche Aktienindex (DAX) by 11.0 %. The ATX, the index that comprises the largest Austrian stocks, did not develop as well as most of the other European stock indices since the end of June with 5.5 %. This poorer performance resulted, above all, from the double-digit percent drop in the share price of the index heavyweight OMV. DJ STOXX Utilities, the index of the major European utility stocks which serves as a benchmark for Verbund, was up 22.9 %.

PRICE DEVELOPMENT OF THE VERBUND SHARE

RELATIVE SHARE-PRICE DEVELOPMENT (1 YEAR, 01.01.2006 = 100 %)


150
140
130
120
110
100
90
80
70
30.09.2005
31.12.2005
31.03.2006
30.06.2006
30.09.2006
Verbund
ATX
DJ STOXX Utilities

VERBUND SHARE – A CLEAR OUTPERFORMER IN RECENT TIMES

In quarter 1/2006, the Verbund share once again confirmed its place among the top performers. The Verbund share started into the new fiscal year 2006 at € 30.10 and recorded a new high of € 39.0 after the presentation of the annual results for 2005 on 28 February 2006. In March 2006, the share came under pressure as a result of profit-taking and an increase in the interest rates in America and Europe and fell to € 35.65. The share closed the quarter at € 36.70 and therefore achieved a positive performance of 21.8 %.

In quarter 2/2006, the price of the Verbund share displayed a further strong increase and reached an all-time high of € 41.61 on 10 May 2006. Following the announcement of the failure of the planned merger between OMV and Verbund, the share price dropped continuously until 8 June 06 when it was quoted at € 32.90. Since then, the confidence of the investors has been restored and the share price has increased significantly. On 30 June 2006, the Verbund share closed at € 37.60 and therefore achieved a positive performance von 24.8 %.

In quarter 3/2006, the Verbund share increased continuously up to a value of € 40.15 on 5 September 2006. The remainder of the quarter was characterized by strong fluctuations and the share closed at € 38.15 on 30 September 2006. These fluctuations were due to the drop in oil prices and the poor prices for CO_2 certificates which lowered the wholesale prices for electricity.

SALES AND MARKET CAPITALIZATION

SUBSTANTIAL INCREASE IN MARKET TURNOVER AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 4,496.7 million. On average, 456,228 shares were traded every day. As of 30 September 2006, Verbund had the fifth

highest valuation of all companies listed on the Vienna Stock Exchange. The total value of the company derived from its market capitalization amounted to € 11,757.8 million; its weighting at the ATX was 5.0 %.

STOCK RATIOS*

Ratio	Unit	Q1-3/2006	Q1-3/2005
Peak price	€	41.6	29.2
Lowest price	€	30.1	16.4
Closing price	€	38.2	29.2
Performance	%	26.6	78.2
Market capitalization	€ million	11,757.8	8,999.4
Weighting ATX	%	5.0	4.5
Stock exchange turnover	€ million	4,496.7	1,209.6
Stock exchange turnover/day	Units	456,228	229,680

* Stock split on 23 May 2006 in ratio 1:10; figures for previous year were adjusted

CAPITAL MARKET CALENDAR 2006

Event	Location	Date
Interim Report Quarter 1-3/2006		24.10.2006
Road Show	London	25.10.-26.10.2006
Investor's conference (EEI)	USA	06.-09.11.2006
Road Show	USA	27.11.-30.11.2006



Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43 (0)50313-0
Fax: +43 (0)50313-54191
E-Mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein, Voice: +43 (0)50313-52616, E-Mail: investor@verbund.at
Communication: Mag. Gerald Schulze, Voice: +43 (0)50313-53702, E-Mail: media@verbund.at

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